Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

April 22, 2011 VIA EDGAR AND HAND DELIVERY	Deborah S. Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

Mr. Jay Ingram
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	ICON ECI Fund Fifteen, L.P.

SEC File No. 333-169794

Dear Mr. Ingram:

On behalf of our client, ICON ECI Fund Fifteen, L.P. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated April 8, 2011, with respect to Amendment Nos. 3 and 4 to the Registration Statement on Form S-1 filed with the Commission on March 15, 2011 and April 1, 2011, respectively.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.	In relevant part, Section 3(c)(5)(A) and (B) of the Investment Company Act of 1940 (the “1940 Act”) exclude a person from the definition of “investment company” who:

is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following business: (A) Purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance and services; (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services…

SMART IN YOUR WORLD®	1050 Connecticut Avenue, NW Washington, DC 20036-5339 T 202.857.6000 F 202.857.6395	1675 Broadway New York, NY 10019-5820 T 212.484.3900 F 212.484.3990	555 West Fifth Street, 48th Floor Los Angeles, CA 90013-1065 T 213.629.7400 F 213.629.7401

Mr. Jay Ingram April 22, 2011 Page 2

We note that you believe Registrant qualifies for the exclusion from the definition of “investment company” under the 1940 Act because it is primarily engaged in at least one of the businesses enumerated under sections 3(c)(5)(A) and (B).  To that end, please explain whether Registrant is “engaged in the business of issuing redeemable securities.”

Response:  Redeemable securities are defined under Section 2(a)(32) of the 1940 Act as “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof.”  Prior Staff positions related to whether securities are redeemable securities under the 1940 Act have turned on factors consisting of, but not limited to, the following:  whether an investor’s withdrawal right is conditional or absolute; whether or not there is a holding period requirement and how the withdrawal right is presented to investors.  (See, e.g., Brown & Wood, SEC No-Action Letter (Feb. 24, 1994)).  The Registrant’s Interests are not redeemable by their terms and all requests for repurchase must be approved by the general partner.  In addition, the ability of a limited partner to request repurchase of his Interests is subject to a limit of no more than two percent (2%) of the weighted average number of Interests outstanding during the calendar year or one-half percent (0.5%) per calendar quarter.  The Interests are subject to a one year holding period before any request for repurchase can be submitted.  (See, e.g., Redwood Mortgage Investors VII, SEC No-Action Letter (Jan. 5, 1990)).  The Repurchase Plan is also subject to amendment, suspension or termination by the general partner at its sole discretion.  The Registration Statement makes clear that the Interests are being sold as an illiquid, long-term investment and that limited partners should expect to hold their Interests for the life of the Registrant, which is expected to be at least nine years from the date the offering commences.  Therefore, the Registrant does not believe that its Interests are redeemable securities for purposes of the exemption provided in Section 3(c)(5)(A) and (B) of the 1940 Act.

2.
Your response to comment 1 of our letter dated February 28, 2011 states that the Investment Manager (as that term is defined in the Form S-1) does not meet the definition of “investment adviser” as set forth in Section 202(a)(11) of the Investment Advisers Act of 1940 (“Advisers Act”) because the Investment Manager engages in a “non-investment business” and does not advise an investment company.  Section 202(a)(11) defines as investment as “any person who, for compensation, engages in the business of advising others… as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.”  Please provide an analysis of whether the Investment Manager meets the definition of investment adviser, recognizing that “non-investment business” is not expressly applicable under the Advisers Act.

Mr. Jay Ingram April 22, 2011 Page 3

Response:  The elements of the definition of investment adviser contained in Section 202(a)(11) of the Advisers Act that are relevant to the analysis of the activities of the Registrant’s Investment Manager include “for compensation,” “engages in the business of advising others” and “as to the advisability of investing in, purchasing, or selling securities.”

The Investment Manager is compensated in exchange for its services to the Registrant based upon the total cost of the financings collateralized by equipment provided by the Registrant, as well as the gross payments due and paid from those financings.  See pages 41 and 42 of the Registration Statement.

The Investment Manager “engages in the business of advising others” as it acts as the Investment Manager for the Registrant, as well as for other funds it has sponsored and managed and currently manages.

The critical element to the analysis of whether the Investment Manager is an investment adviser pursuant to the Advisers Act relates to whether or not it is advising on “investing in, purchasing or selling securities.”  The Investment Manager believes that it is not advising on the investment in or purchase or sale of securities, rather it is advising on investments in equipment and equipment-related assets.  As the Registrant currently has no assets, it is impossible to analyze the assets of the Registrant to determine whether or not they are securities.  However, in looking at the types of investments made by the Investment Manager’s other funds, one can analyze whether or not the types of investments typically made by entities managed by the Investment Manager, and intended to be made by the Registrant, would be deemed to be “securities” under the Advisers Act.  A “security” is defined in Section 202(a)(18) of the Advisers Act in generally the same way as that term is defined in Section 2(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”).  Thus, the analysis as to whether something is or is not a security can be viewed as similar to the Securities Act analysis, which employs the “Howey” test for an investment contract.  See, e.g., Securities and Exchange Commission v. W. J. Howey Co., 328 U.S. 293 (1946).  Under Howey, an investment contract is an investment in money in a common enterprise with the expectation of profit solely through the efforts of others.  The Registrant contends that its investments will not be securities for purposes of the Howey test, and, accordingly, should not be viewed as securities under the Advisers Act.  As stated on the cover page of the Registrant’s prospectus, the Registrant intends to invest primarily in “debt and debt-like financings (such as loans and leases) that are collateralized by [equipment and corporate infrastructure].”  The making of a discrete loan or extending financing to another party (as opposed to buying notes or debentures as part of a series in an offering) is not the purchase of a security.  See, e.g., Reves v. Ernst & Young, 494 U.S. 56 (1990).  Investing in a lease is not the purchase of a security.  In addition, the Registrant expects that many of its investments will include investments in joint ventures that will make the investments in equipment and equipment-related assets.  These joint ventures will not constitute “securities” as the expectation of profit will not come solely from the effort of others, since the Investment Manager will be actively managing the joint venture whether the joint venture is with an affiliate or an unaffiliated third party, as required by the Registrant’s Limited Partnership Agreement.

Mr. Jay Ingram April 22, 2011 Page 4

The Investment Manager, like many similarly situated managers, was also able to rely upon the “private adviser” exemption under Section 203(b)(3) of the Advisers Act, which, prior to enactment of the Private Fund Investment Adviser Registration Act of 2010 (the “PFIARA”), had exempted from registration managers with fewer than 15 clients during the course of the preceding 12-month period.  While the Investment Manager could no longer rely on the private adviser exemption, the Investment Manager has reviewed the public policy behind the elimination of such exemption.  Consistent with the Commission’s previous attempts to restrict the private adviser exemption, most notably, with the adoption of Rule 203(b)(3)-2 in 2004, which the Commission argued at the time was necessary “to provide the protections afforded by the Advisers Act to investors in hedge funds,”1 the Commission’s focus, historically, with respect to the private adviser exemption has been its use by hedge fund managers.  In line with that historical focus, the addition of the defined term “private fund” and “private fund adviser” in the PFIARA was intended to require investment adviser registration for hedge fund managers who had not previously been required to register due to reliance upon the private adviser exemption.  The Registrant is not a hedge fund, but is instead a publicly registered company that is governed by the Securities Exchange Act of 1934, and the rules of the Commission thereunder, as well as the rules of state securities commissions (see below) and is not and was not the cause of the kinds of systemic risk issues that the Commission has associated with hedge funds over the past few years.  The Registrant, like the publicly registered, non-traded REITs, real estate funds and oil and gas funds that also fall into the direct participation program regulatory scheme (advisers to which also need not be registered), is not a “private fund” under the revised rules, which apply to funds that would be investment companies under the 1940 Act except for the exemptions typically used by hedge funds in Sections 3(c)(1) and 3(c)(7), because it is exempt from the 1940 Act registration requirements as a result of Section 3(c)(5)(A) and (B) (REITs and real estate funds are exempt pursuant to Section 3(c)(5)(C), and oil and gas funds are exempt pursuant to Section 3(c)(9)) and not Section 3(c)(1) or 3(c)(7).  In addition, the Registrant is a publicly registered company and once effective will be subject to the public reporting requirements of public companies, including filing annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.  Additionally, the Registrant, because it is publicly registered, but its Interests are not listed on a national securities exchange, must register its Interests not only with the Commission, but also with each of the 51 state securities commissions and Puerto Rico and in so doing, comply with the Equipment Program Guidelines of the North American Securities Administrators Association (the “Equipment Guidelines”).  Similarly, the non-traded REITs are governed by the Real Estate Investment Trust Guidelines, the real estate funds are governed by the Real Estate Programs Guidelines and the oil and gas funds are governed by the Registration and Qualification of Oil and Gas Program Guidelines (collectively, with the Equipment Guidelines, the “Guidelines”).  The Equipment Guidelines provide significant restrictions on the operations of the Registrant including, without limitation, (1) the types and amounts of compensation to be paid to the Investment Manager and the general partner, including incentive compensation, (2) conflict of interest provisions, (3) the experience and net worth of sponsors and (4) the rights of limited partners.  The restrictions contained in the Equipment Guidelines currently serve to substantively regulate the relationship between the Investment Manager and the Registrant and the restrictions contained in the Guidelines serve to regulate the relationship between the advisers to non-traded REITs, real estate funds and oil and gas funds in a way that hedge fund managers are not regulated.  In addition, many of the restrictions contained in the Advisers Act, if applied to the Investment Manager, and similarly situated advisers to non-traded REITs, real estate funds and oil and gas funds, are inconsistent with the provisions of the Guidelines.  If the Investment Manager were to be required to register as an investment adviser under the Advisers Act and comply with all of the requirements of an investment adviser pursuant thereto, it would no longer be able to manage the Registrant and its other funds as they are currently structured.

1 Registration Under the Advisers Act of Certain Hedge Fund Advisers, 17 CFR Parts 275 and 279, Release No. IA-2333, File No. S7-30-04.

Mr. Jay Ingram April 22, 2011 Page 5

Since the definition of “private funds” only included funds of the kind which were previously exempt from registration as an investment company pursuant to Section 3(c)(1) and Section 3(c)(7), there was no intention to reach advisers who only advise investment vehicles, such as equipment funds, REITs, real estate funds or oil and gas funds, which are exempted under Section 3(c)(5) (in the case of equipment funds, REITs and real estate funds) and Section 3(c)(9) (in the case of oil and gas funds).  The Registrant believes that requiring registration for those advisers to Section 3(c)(5) and Section 3(c)(9) funds would be overreaching the intent of the PFIARA as well as overly burdensome for those advisers given all of the current regulatory requirements to which these funds and their advisers are subject, including the Guidelines as well as public reporting requirements.

In addition, notwithstanding the analysis above, the Investment Manager qualifies for the exemption from registration based upon Section 203(b)(1) as all of its clients are residents of the State of New York, where the Investment Manager maintains its principal office and place of business.  The Investment Manager also does not advise private funds (see the analysis above) nor does it furnish advice or issue analyses or reports with respect to securities that are listed or admitted to unlisted trading privileges on any national securities exchange.

Mr. Jay Ingram April 22, 2011 Page 6

As a result of all of the foregoing, the Investment Manager believes that it is not an investment adviser and is not required to register pursuant to the Advisers Act.

3.
On page 31 of the Form S-1 filed on April 1, 2011, you state that the Investment Manager will not register as an investment adviser under the Advisers Act “in reliance upon an exemption therefrom.”  Please explain upon which registration exemption the Investment Manager is relying.

Response:   Prior to the enactment of the Dodd-Frank Act, the Investment Manager was entitled to rely on the “private adviser” exemption in Section 203(b)(3) of the Advisers Act, which provided a clear safe harbor for the Investment Manager with regard to its status under the Advisers Act, and thus the disclosure contained in the risk factor related thereto was accurate.  Currently, as a result of the passage of the Dodd-Frank Act and the elimination of the “private adviser” exemption, the Investment Manager can no longer rely on such exemption.  However, as discussed above, the Investment Manager has not in the past and does not currently fit within the definition of an investment adviser under the Advisers Act.  Therefore, the Registrant proposes to revise the disclosure contained in the risk factor referenced above to read as follows (the bold and italicized language is the revised language):

You are not expected to have any protection under the Investment Advisers Act.

Our Investment Manager will not register and does not expect in the future to be required to register as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), because it does not meet the definition of an investment adviser.  The Advisers Act contains many provisions designed to protect clients of investment advisers, including, among other things, restrictions on the charging by registered investment advisers of performance-based compensation.  Such protections, and others afforded by the Advisers Act, are not expected to be applicable to our Investment Manager and to us.  Should the Advisers Act become applicable to our Investment Manager and to us, these protections may be implemented in a manner that alters other rights and obligations of us and/or you with respect to other matters.  See “Risk Factors – Changes in the laws or regulations that affect the terms and conditions set forth in this prospectus and/or the Partnership Agreement could negatively impact our and/or your rights and obligations.”

Mr. Jay Ingram April 22, 2011 Page 7

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President – Business and Legal Affairs, of ICON Capital Corp. at (212) 418-4711.

Sincerely,
/s/ Deborah S. Froling Deborah S. Froling

cc:	Joel S. Kress, ICON Capital Corp.